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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 8, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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FOR IMMEDIATE RELEASE

CONTACTS:

MERANT
Gary Greenfield                                 Ken Sexton
Chief Executive Officer                         Chief Financial Officer
+1 (301) 838 5223                               +1 (301) 838 5210
Gary.Greenfield@merant.com                      Ken.Sexton@merant.com

Larry De'Ath                                    Financial Dynamics
VP, Investor Relations                          Giles Sanderson/Harriet Keen
+1 (301) 838 5228                               +44 (0) 20 7831 3113
Larry.Death@merant.com                          Merant@fd.com



MERANT Reports End of Offer Discussions

www.merant.com - February 8, 2001 - On December 8, 2000, the Board of MERANT (London Stock Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT) reported it was in very preliminary discussions with regard to a possible offer for the Company. Today MERANT is announcing we have ended these discussions.

MERANT will be announcing third quarter results on February 21, 2001. Revenues for the third fiscal quarter ended January 31, 2001, are estimated to be approximately pound sterling 53.6 million ($78.1 million). Earnings before goodwill amortization, interest and taxes are estimated to be approximately pound sterling 0.2 million under U.K. GAAP ($0.5 million under U.S. GAAP) for the third fiscal quarter. MERANT's Egility e-business software solutions continue to experience good growth.

The Board of MERANT is intent on delivering value to shareholders, and continues to review a broad range of strategic alternatives.

About MERANT

MERANT is a leading global e-business software solutions company. More than 5 million professionals use MERANT technology solutions at 60,000 customer sites, including the entire Fortune 100, the majority of the Global 500 and over 400 leading dotcoms. MERANT provides Egility solutions, which combine expertise, market-leading technology, best practices and an extensive network of partners, to help companies develop, integrate, transform and manage e-business applications. Building on Egility, MERANT also brings together creative talent, development technique and advanced technology to provide custom-tailored, Internet applications. For additional information, visit www.merant.com. Investor inquiries can be forwarded to Investor.Relations@merant.com.

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Forward-Looking Statements

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements regarding estimated revenues and earnings for the third quarter ended

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31 January 2001, the growth of Egility e-business solutions and potential strategic alternatives for the company. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise application development and e-business solutions, the potential need for enterprise application development solutions and e-business solutions to shift based on changes in technology and customer needs, the market acceptance of MERANT's e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future. Further information on potential risk factors are included in MERANT's Annual Report on Form 20-F for the year ended April 30, 2000, and Quarterly Report on Form 6-K for the quarter ended July 31, 2000, each as submitted to the SEC and as may be updated and amended with future filings or submissions. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.
 .